UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2022

VICKERS VANTAGE CORP. I

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39852	N/A
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1 Harbourfront Avenue, #16-06, Keppel Bay Tower, Singapore 098632, Singapore

(Address of Principal Executive Offices) (Zip Code)

(646) 974-8301

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one-half of one redeemable warrant	VCKAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	VCKA	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	VCKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 30, 2022, Vickers Vantage Corp. I (the “Registrant”) held an extraordinary general meeting of its shareholders (the “Meeting”), to amend the Registrant’s Amended and Restated Memorandum and Articles of Association (the “Extension Amendment”) to (i) extend the date by which the Registrant has to consummate an initial business combination from July 11, 2022 (the “Original Termination Date”) to August 11, 2022 (the “Extended Date”) and (ii) allow the Registrant without another shareholder vote, to elect to extend the date to consummate a business combination on a monthly basis for up to five times by an additional one month each time after the Extended Date, upon five days’ advance notice prior to the applicable deadlines, until January 11, 2023 or a total of up to six months after the Original Termination Date (the “Extension Proposal”). The Registrant’s shareholders approved the Extension Amendment at the Meeting. On July 5, 2022, the Registrant filed the Extension Amendment with the Cayman Islands Registrar of Companies.

The foregoing description of the Extension Amendment is qualified in its entirety by the full text of the Extension Amendment, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference. The Registrant’s Amended and Restated Memorandum and Articles of Association will have an effective date of June 30, 2022.

Item 5.07. Submission of Matters to a Vote of Security Holders.

At the Meeting, holders of 13,254,846 of the Registrant’s ordinary shares, which represents approximately 77% of the ordinary shares issued and outstanding and entitled to vote as of the record date of May 31, 2022, were represented in person or by proxy.

At the Meeting, the Registrant’s shareholders approved a special resolution for the Extension Proposal, (as described above) and an ordinary resolution to adjourn the Meeting to a later date, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of the Extension Proposal (the “Adjournment Proposal”). The Extension Proposal and the Adjournment Proposal are described in detail in the Registrant’s definitive proxy statement dated June 7, 2022 and were approved at the Meeting. The voting results for each proposal are as follows:

Proposal 1 - The Extension Proposal.

FOR	AGAINST	ABSTAIN
13,254,634	197	15

Proposal 2 - The Adjournment Proposal.

FOR	AGAINST	ABSTAIN
13,254,117	729	0

Item 8.01. Other Information.

In connection with its solicitation of proxies in connection with the Extension Proposal, the Registrant was required to permit its public shareholders to redeem their ordinary shares. Of the 13,800,000 ordinary shares outstanding with redemption rights, the holders of 4,073,605 ordinary shares elected to redeem their shares at a per share redemption price of $10.25. As a result, approximately $41.8 million will be removed from the Registrant’s trust account (the “Trust Account”) to pay such holders and approximately $99.8 million will remain in the Trust Account. Following the redemptions, the Registrant will have 9,726,395 ordinary shares with redemption rights outstanding and the Registrant will deposit approximately $323,888 (or approximately $0.0333 per ordinary share that remains outstanding) for each calendar month, or portion thereof, that is needed by the Registrant to complete an initial business combination from July 11, 2022.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
3.1	Extension Amendment, dated June 30, 2022, to the Amended and Restated Memorandum and Articles of Association of Vickers Vantage Corp. I
3.2	Minutes of the Extraordinary General Meeting of the Registrant
99.1	Press Release dated July 5, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 5, 2022	VICKERS VANTAGE CORP. I

	By:	/s/ Jeffrey Chi
		Name:	Jeffrey Chi
		Title:	Chief Executive Officer

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